Filed by Andrew Corporation
Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Allen Telecom Inc.
Commission File No.: 001-06016

The following are two form letters that Andrew Corporation is sending to customers and vendors announcing Andrew Corporation's signing of a definitive agreement to acquire Allen Telecom Inc. Attached to these form letters is a copy of Andrew's February 18, 2003 press release. This press release was filed with the SEC under Forms 8K and 425 on February 18, 2003.

CUSTOMER FORM LETTER

Dear [Customer Name]:

        I'm pleased to share with you some news that will enhance Andrew's ability to provide you with an even broader portfolio of products and services. On Tuesday, February 18, we announced that we will acquire Allen Telecom Inc., a leading wireless equipment provider with a strong presence in filters, base station antennas, repeaters and in-building systems, and network geolocation solutions.

        This strategically important and highly complementary combination extends our leadership as the preeminent global wireless infrastructure subsystems supplier, with capabilities to provide total customer solutions, including virtually the entire base station RF footprint. With this acquisition, we can better deliver an integrated offering of active components— filters and power amplifiers—to serve your evolving performance and cost efficiency requirements.

        We understand that now more than ever, you need to receive maximum value from your capital expenditures. This transaction will create in the new Andrew a partner for you that has the financial strength, the technical capabilities, and the product solutions to help you meet your operational and financial goals. With expected annual R&D spending of $90 million, we will be able to drive innovation and better contribute to your success.

        The new Andrew will have a product portfolio of unrivaled breadth, supporting traditional CDMA, TDMA, and GSM wireless standards as well as emerging 3G technologies. And, we will be bolstered by the addition of the talented and accomplished Allen Telecom professionals joining our team. We are all tremendously excited about our collective abilities to serve you.

        We expect to complete this transaction by the middle of calendar year 2003 and have already formed a transition team whose primary objective is to ensure that you continue to receive the highest levels of support and service.

        A copy of the announcement is attached for your information. Please don't hesitate to contact me if you have any questions or would like to discuss this news further.

Sincerely,
[Andrew Customer Representative]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Andrew intends to file a registration statement on Form S-4 in connection with the transaction and to mail a joint proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Andrew and Allen Telecom are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew with the SEC at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

VENDOR FORM LETTER

Dear Vendor:

        I'm pleased to share with you some important news. This morning we announced that we will acquire Allen Telecom, a leading wireless equipment provider with a strong presence in filters, base station antennas, repeaters and in-building systems and network geolocation solutions.

        This strategically important and highly complementary combination extends our leadership as the preeminent global wireless infrastructure subsystems supplier, with capabilities to provide total customer solutions, including virtually the entire base station RF footprint. With this acquisition, we will be better able to deliver an integrated offering of active components—filters and power amplifiers—to serve the evolving performance and cost efficiency requirements of our customers.

        The new Andrew will have a product portfolio of unrivaled breadth, supporting traditional CDMA, TDMA, and GSM wireless standards, as well as emerging 3G technologies. We will be the number one supplier of coaxial cables, RF power amplifiers, terrestrial microwave antennas, network geolocation solutions and repeaters and in-building systems; and the number two merchant provider of filters and base station antennas.

        This transaction will also create in Andrew a partner for our vendors that has substantial financial strength, a strong balance sheet and a sound platform for further growth. Just as important, Andrew will be bolstered by the addition of the highly talented and accomplished Allen Telecom professionals joining our team.

        We expect to complete this transaction by the middle of calendar year 2003 and have already formed a transition team whose primary objective is to ensure that the transition will be seamless. We anticipate no near-term changes in the timing and manner in which you are paid or in your principal contact person at Andrew or Allen.

        A copy of today's announcement is attached for your information. As we move forward with the integration of the two companies, we will keep you informed of any developments. We value our relationship with you and appreciate your continued support.

Sincerely,
[Andrew Contact]

ADDITIONAL INFORMATION AND WHERE TO FIND IT

        Andrew intends to file a registration statement on Form S-4 in connection with the transaction and to mail a joint proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Andrew and Allen Telecom are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew with the SEC at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus.